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March 1, 2016
VIA EDGAR AND HAND DELIVERY
Ms. Suzanne Hayes
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance 100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

Re:	Merus B.V. Registration Statement on Form F-1 (File No. 333-207490)

Dear Ms. Hayes:

On behalf of Merus B.V. (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 8, 2016. To assist your review, we have retyped the text of the Staff’s comments in bold below. Page references in our responses correspond to the page numbers of Amendment No. 1 (“Amendment No. 1”) to the above referenced registration statement on Form F-1 (the “Registration Statement”). Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1. The responses and information described below are based upon information provided to us by the Company. Courtesy copies of this letter are being submitted to the Staff by hand delivery.

Related Party Transactions

Class B Preferred Share Financing, page 133

1.	Please refer to prior comment 1. Please explain your assertion that the anti-dilution provision in your September 30, 2013 subscription agreement does not violate the fixed-for-fixed notion of paragraph 16 of IAS 32 by addressing the following concerns:

•	Please tell us whether the anti-dilution provision could be triggered by a sale of Class B preferred shares (to either existing or new shareholders)

March 1, 2016

outside the tranches identified in the subscription agreement. If so, clarify for us how the issuance of additional Class B preferred shares under the anti-dilution provision results in a fixed number of shares being issued in previous tranches. If not, please explain to us why the fifth tranche was not documented as the issuance of 2,407,224 Class B preferred shares (comprised of the 886,524 shares sold at €5.64 per share plus the 1,520,700 shares issued under the anti-dilution provision) for a total of €5 million.

•	In the first paragraph on page 3 of your response you indicate that the anti -dilution provision is triggered, if you issue share or options or securities which are convertible into shares at a price which is less than the applicable original price of the Class B preferred shares. Please tell us whether this provision is limited to the issuance of Class B preferred shares or options/securities convertible into Class B preferred shares or if it could be triggered by the issuance of other classes of shares at an effective price less than the Class B preferred shares. In addition, explain to us the relevance of the hypothetical future issuance at a lower price being within your control.

In your response, tell us whether the cancellation of tranches 6 and 7, as disclosed on page F-8, terminated the anti-dilution provision under your September 30, 2013 subscription agreement. If not, tell us whether the provision survives this offering.

Response: The Company respectfully advises the Staff that its earlier response incorrectly stated that the anti-dilution provision was included in the subscription agreement dated September 30, 2013 (the “2013 subscription agreement”). Therefore, the Company wishes to revise its earlier response and will also revise the disclosure in its next amendment to the Registration Statement to clarify that the anti-dilution provision afforded to the Class B preferred shareholders was included in the Company’s shareholders agreement dated September 30, 2013 (the “2013 shareholders agreement”) that was executed by the Company and all of its then-existing shareholders in conjunction with entry into the 2013 subscription agreement. This revision has no impact on the analysis included in the Company’s earlier response. The disclosure on page 133 of the Registration Statement will be revised in the next amendment to reflect this correction.

In response to the Staff’s questions in respect of the anti-dilution provision, the Company respectfully advises the Staff that the anti-dilution provision afforded to the Class B preferred shareholders could only be triggered in the event the Company issued, subject to customary exceptions, additional shares or options or securities which are convertible into shares at a price which is less than the applicable original issue price of the Class B preferred shares, including any shares issued outside the tranches identified in the 2013 subscription agreement and to either existing or new shareholders

March 1, 2016

of the Company. Furthermore, the Company respectfully advises the Staff that the anti-dilution protection was not limited to the issuance of Class B preferred shares or options or securities convertible into Class B preferred shares, but rather the anti-dilution protection could be triggered by the issuance of other classes of shares by the Company at an effective price less than the applicable original issue price of the Class B preferred shares. Each Class B preferred shareholder was afforded the protection of the anti-dilution provision.

With respect to the termination of the anti-dilution provision included in the 2013 shareholders agreement, the Company respectfully advises the Staff that the subscription agreement entered into on August 20, 2015 (the “2015 subscription agreement”) in connection with the Class C preferred share financing replaced any and all rights and obligations of the Company and the Class B preferred shareholders under the 2013 subscription agreement and the 2013 subscription agreement ceased to be of any force or effect. In addition, as disclosed on page 134 of Amendment No. 1, the Company and all of its then-existing shareholders entered into a shareholders agreement on August 20, 2015 (the “2015 shareholders agreement”) which, among other things, terminated and replaced the 2013 shareholders agreement. While the anti-dilution protections afforded to the Class B preferred shareholders under the 2013 shareholders agreement were terminated, the 2015 shareholders agreement includes substantially similar anti-dilution protection for each of the Class B and the Class C preferred shareholders (triggered in the event the Company issues, subject to customary exceptions, additional shares or options or securities which are convertible into shares against a price which is less than the applicable original issue price of the Class B preferred shares and the Class C preferred shares, respectively). In the event the anti-dilution provision is triggered, each Class B and Class C preferred shareholder is irrevocably entitled to full ratchet anti-dilution protection, which would reduce the issuance/conversion price of all Class B and Class C preferred shares to the issuance/conversion price of the new dilutive shares. As disclosed on page 134 of Amendment No. 1, the 2015 shareholders agreement will terminate upon the consummation of this offering. Accordingly, the anti-dilution protections afforded to the Class B and the Class C preferred shareholders under the 2015 shareholders agreement do not survive this offering.

The Company respectfully advises the Staff that in evaluating the accounting treatment for the anti-dilution feature under IFRS, the Company has not focused exclusively on the fixed-for-fixed requirement, but on the broader question as to whether the arrangement meets the criteria for equity classification under IAS 32. The Company has the right to issue additional shares, options or securities which are convertible into shares. The anti-dilution provision included in the 2013 shareholders agreement and the 2015 shareholders agreement protects the Class B preferred shareholders from the Company issuing new shares at a price below the applicable issue price of the Class B preferred shares. Such a feature – even if it would directly apply to the conversion price of the Class B preferred shares – would still be in line with treatment of the Class B preferred shares in full as an equity instrument.

March 1, 2016

In January 2015, the Company’s closing of Tranche 5 of the Class B preferred share financing triggered the anti-dilution provision under the 2013 shareholders agreement and resulted in the Class B preferred shareholders receiving a larger part of the residual interest, which was specifically agreed upon between the Company and its then-existing shareholders in advance. Even after the issuance of new Class B preferred shares or any other shares (including any shares issued as a result of the anti-dilution protection), the 2013 shareholders agreement enabled the conversion of Class B preferred shares into common shares in a predetermined ratio as agreed between the Company and all of its then-existing shareholders. In addition, the Company considered that both the Class B preferred shares and the common shares classify as equity instruments under IAS 32. Therefore, execution of the conversion option would mean that one type of equity instrument (Class B preferred shares) would convert into another type of equity instrument (common shares).

In addition, the Company believes that the anti-dilution protection is under full control of the Company and does not affect the equity classification of the Class B preferred shares because it is the Company that is able to decide on which type of financing is raised, and thus the Company can prevent the issuance of shares at a price below the applicable anti-dilution strike price. The Company, therefore, has the ability to avoid making cash payment or settling the instrument in a variable number of its own shares. Accordingly, the Company satisfies the equity classification requirements set forth in IAS 32.16a and 16b, respectively, which state that to qualify for equity classification the arrangement includes no contractual obligation to deliver cash and no contractual obligation for the issuer to deliver a variable number of shares.

Based on the foregoing, the Company believes that the anti-dilution provision need not be accounted for separately, but is instead treated as part of the accounting for the Class B preferred shares as an equity instrument. Therefore, the Company believes that the Class B preferred shares should be classified in their entirety as an equity instrument.

Notes to the Financial Statements

15. Shareholders’ equity

Conversion, page F-21

2.	Please refer to prior comment 4. Please explain how your new disclosure is consistent with the 1:1 conversion rates described on pages 133-134. Also, explain why the terms governing conversion, as described on pages F-22 and F-44, differ.

Response: The Company respectfully advises the Staff that the new disclosure on pages F-22 and F-45 of Amendment No. 1 represents the applicable conversion price for each class of preferred shares. Each conversion price disclosed is consistent with and equal to the applicable issuance price of the outstanding preferred shares. Accordingly, each outstanding preferred share is convertible into one common share upon the

March 1, 2016

consummation of this offering (excluding accumulated dividends). The Company respectfully advises the Staff that it will revise the Registration Statement in the next amendment to disclose that the conversion rate disclosure on pages 133 and 134 of Amendment No. 1 excludes accumulated dividends.

The Company respectfully advises the Staff that the terms governing conversion, as described on pages F-22 and F-44 of Amendment No. 1, differ due to entry into the 2015 shareholders agreement as noted in response 1 above. The 2015 shareholders agreement replaced the 2013 shareholders agreement and set forth updated terms governing the conversion of the preferred shares into common shares. The disclosure on page F-44 of Amendment No. 1 represents the current terms governing the conversion of the preferred shares.

If you have any questions regarding the foregoing responses, please do not hesitate to contact me by telephone at (617) 948-6060.

Very truly yours,

/s/ Peter N. Handrinos

Peter N. Handrinos
of LATHAM & WATKINS LLP

cc:	Ton Logtenberg, Ph.D., Merus B.V.

Shelley Margetson, Merus B.V.

Nathan Ajiashvili, Latham & Watkins LLP